FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of May 2018

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F       X       Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes              No       X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________.)
N/A

Huaneng Power International, Inc.
Huaneng Building,
6 Fuxingmennei Street,
Xicheng District,
Beijing, 100031 PRC

This Form 6-K consists of:

An announcement regarding resolutions passed at 2017 annual general meeting and 2017 final dividend of Huaneng Power International, Inc. (the “Registrant”), made by the Registrant on May 4, 2018.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

RESOLUTIONS PASSED AT 2017
ANNUAL GENERAL MEETING
AND
2017 FINAL DIVIDEND

This announcement sets out the resolutions passed at the AGM convened on 3 May 2018.

THE CONVENING OF AND ATTENDANCE AT THE AGM

Reference is made to the notice of 2017 annual general meeting (the “AGM” or the “Meeting”) of Huaneng Power International, Inc. (the “Company”) dated 14 March 2018.

The AGM was held at 9:00 a.m. on 3 May 2018 at Conference Room A102, Huaneng Building, 6 Fuxingmennei Street, Xicheng District, Beijing, the People’s Republic of China (“PRC”). The convening of the Meeting was in compliance with the Company Law of the PRC and relevant provisions of the Articles of Association of the Company. The Meeting was convened by the board of directors of the Company. Mr. Cao Peixi, Chairman of the Company, was unable to preside over the Meeting due to other engagements. After election by more than one half of the Directors, Mr. Liu Guoyue (Director) presided over the Meeting as the chairman of the Meeting. Relevant members of the board of directors of the Company, Supervisors, Company Secretary and senior management of the Company attended the Meeting.

As at the record date (i.e. 13 April 2018), there were totally 15,200,383,440 shares of the Company entitled to attend the AGM to vote for or against the resolutions tabled thereat. Details of the shareholders and their proxies who attended the AGM which are set out below:

Number of Shareholders and proxies who attended the AGM (person(s))		38
Of which:	A Shares	29
	H Shares	9
Total number of Shares carrying voting rights (share)		11,253,353,112
Of which:	A Shares	9,385,004,111
	H Shares	1,868,349,001
Percentage of the total number of Shares held by Shareholders and proxies who attended the AGM relative to the total number of Shares carrying voting rights of the Company (%)		74.033351%
Of which:	A Shares	61.741891%
	H Shares	12.291460%

According to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Hong Kong Listing Rules”), no persons should abstain from voting on the resolutions tabled at the Meeting. The Company was not aware of any parties indicating their intention to vote only against the resolutions proposed at the Meeting. Save as disclosed above and so far as is known to the Company, none of our shareholders was entitled to attend and abstain from voting in favour of the resolutions at the Meeting as set out in Rule 13.40 of the Hong Kong Listing Rules.

Pursuant to the Hong Kong Listing Rules, the H Share Registrar of the Company (Hong Kong Registrars Limited) was appointed as the scrutineer at the Meeting for the purpose of vote-takings.

STATUS OF THE RESOLUTIONS

After reviewing the resolutions proposed by the board of directors, the shareholders of the Company and their proxies present at the Meeting resolved through voting by way of poll to approve the following resolutions:

ORDINARY RESOLUTIONS

1.	To consider and approve the working report from the Board of Directors of the Company for 2017

10,748,916,173 shares, representing approximately 95.539178% of the total number of shares held by the shareholders (including proxies) present at the AGM carrying voting rights, voted for and 5,300,867 shares voted against.

2.	To consider and approve the working report from the Supervisory Committee of the Company for 2017

10,748,891,413 shares, representing approximately 95.538881% of the total number of shares held by the shareholders (including proxies) present at the AGM carrying voting rights, voted for and 5,334,627 shares voted against.

3.	To consider and approve the audited financial statements of the Company for 2017

10,748,884,013 shares, representing approximately 95.538815% of the total number of shares held by the shareholders (including proxies) present at the AGM carrying voting rights, voted for and 5,342,027 shares voted against.

4.	To consider and approve the profit distribution plan of the Company for 2017

10,753,462,173 shares, representing approximately 95.557849% of the total number of shares held by the shareholders (including proxies) present at the AGM carrying voting rights, voted for and 3,314,067 shares voted against.

5.	To consider and approve the proposal regarding the appointment of the Company’s auditors for 2018

10,518,285,217 shares, representing approximately 93.501262% of the total number of shares held by the shareholders (including proxies) present at the AGM carrying voting rights, voted for and 234,488,733 shares voted against.

SPECIAL RESOLUTIONS

6.	To consider and approve the proposal regarding the granting of the general mandate of issue domestic and/or overseas debt financing instruments

10,686,716,471 shares, representing approximately 94.964731% of the total number of shares held by the shareholders (including proxies) present at the AGM carrying voting rights, voted for and 70,059,569 shares voted against.

7.	To consider and approve the proposal regarding the granting of general mandate to the Board of Directors to issue domestic shares and/or overseas listed foreign shares

9,635,571,861 shares, representing approximately 85.626503% of the total number of shares held by the shareholders (including proxies) present at the AGM carrying voting rights, voted for and 1,120,876,179 shares voted against.

8.
To consider and approve the proposal on extending the validity periods of the resolution on the Non-public Issuance of A Shares and the authorization delegated to the Board of Directors by Shareholders’ General Meeting

10,747,081,733 shares, representing approximately 95.501151% of the total number of shares held by the shareholders (including proxies) present at the AGM carrying voting rights, voted for and 9,694,307 shares voted against.

9.	To consider and approve the proposal on the Shareholders' Return Plan in the next three years (2018-2020) of the Company

10,750,110,173 shares, representing approximately 95.528062% of the total number of shares held by the shareholders (including proxies) present at the AGM carrying voting rights, voted for and 6,666,067 shares voted against.

10.	To consider and approve the proposal regarding the amendments to the articles of association of the Company

10,336,014,395 shares, representing approximately 91.848308% of the total number of shares held by the shareholders (including proxies) present at the AGM carrying voting rights, voted for and 917,388,517 shares voted against.

2017 FINAL DIVIDEND

Closure of Register of Members of H Shares

In order to determine the H Shareholders entitled to receive the final dividend for financial year ended 31 December 2017 (“2017 Final Dividend”), the Company will suspend registration of transfer of H Shares from 11 May 2018 to 16 May 2018 (both days inclusive).

Non-registered holders of H Shares of the Company who have not had their transfer documents registered must deposit the transfer documents accompanied by relevant share certificate(s) to the Company’s H Share Registrar, Hong Kong Registrars Limited at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong by no later than 4:30 p.m. on 10 May 2018. The H Shareholders whose names are recorded in the register of members of the Company on 16 May 2018 are entitled to receive the 2017 Final Dividend.

TAXATION ON RECEIPT OF THE PROPOSED 2017 FINAL DIVIDEND

Non-resident Enterprise Income Tax

In accordance with the “Enterprise Income Tax Law of China” and its implementation regulations which came into effect on 1 January 2008, the Company is required to withhold and pay enterprise income tax at the rate of 10% on behalf of the non-resident enterprise shareholders whose names appear on the register of members for H share of the Company when distributing 2017 Final Dividends to them. For H shares of the Company registered other than in the name(s) of individual(s), including HKSCC Nominees Limited, other nominees, trustees, or other organizations or groups, shall be deemed to be shares held by non-resident enterprise shareholder(s). On the basis, enterprise income tax shall be withheld from dividends payable to such shareholder(s).

The Company shall comply with the relevant rules and regulations to withhold and pay enterprise income tax on behalf of the relevant shareholders with reference to the register of members of the Company as of the record date.

Profit Appropriation for Investors of Northbound Trading

For investors of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) (including enterprises and individuals) investing in the A Shares of the Company listed on the Shanghai Stock Exchange (the “Northbound Trading”), their dividends will be distributed in RMB by the Company through China Securities Depository and Clearing Corporation Limited to the account of the nominee holding such Shares. The Company will withhold and pay income taxes at the rate of 10% on behalf of those investors and will report to the tax authorities for such withholding. For investors of Northbound Trading who are tax residents of other countries and whose country of domicile is a country which has entered into a tax treaty with the PRC stipulating a dividend tax rate of lowerthan 10%, those enterprises and individuals may, or may entrust a withholding agent to, apply to the competent tax authorities for the entitlement of the rate under such tax treaty. Upon approval by the tax authorities, the paid amount in excess of the tax payable based on the tax rate according to such tax treaty will be refunded.

The record date and the date of appropriation of cash dividends and other arrangements for the investors of Northbound Trading will be the same as those for the holders of A Shares of the Company.

Profit Appropriation for Investors of Southbound Trading

For investors (including enterprises and individuals) investing in the H Shares of the Company listed on Hong Kong Stock Exchange through the Shanghai Stock Exchange and the Shenzhen Stock Exchange (the “Southbound Trading”), the Company has entered into the Agreement on Appropriation of Cash Dividends of H Shares for Southbound Trading (港股通H股股票現金紅利派 發 協 議 ) with China Securities Depository and Clearing Corporation Limited, pursuant to which, China Securities Depository and Clearing Corporation Limited, as the nominee of the holders of H Shares for Southbound Trading, will receive all cash dividends distributed by the Company and distribute the cash dividends to the relevant investors of H Shares of Southbound Trading through its depositary and clearing system. The cash dividends for the investors of H Shares of Southbound Trading will be paid in RMB.

Pursuant to the Notice on the Tax Policies Related to the Pilot Program of the Shanghai-Hong Kong Stock Connect (關於滬港股票市場交易互聯互通機制試點有關稅收政策的通知) (Caishui [2014] No. 81) and the Notice on Tax Treatment For the Pilot Program of Shenzhen-Hong Kong Stock Connect of the Ministry of Finance, State Administration of Taxation and the China Securities Regulatory Commission (Cai Shui [2016] No. 127), for dividends received by domestic investors from investing in H shares listed on the Hong Kong Stock Exchange through Shanghai-Hong Kong Stock Connect and Shenzhen-Hong Kong Stock Connect, the companies of such H shares shall withhold and pay individual income tax at the rate of 20% on behalf of the investors. For dividends received by domestic securities investment funds from investing in H shares listed on the Hong Kong Stock Exchange through Shanghai-Hong Kong Stock Connect and Shenzhen-Hong Kong Stock Connect, the tax payable shall be the same as that for individual investors. The companies of such H shares will not withhold and pay the income tax of dividends for domestic enterprise investors and those domestic enterprise investors shall report and pay the relevant tax themselves.

The record date and the date of appropriation of cash dividends and other arrangements for the investors of Southbound Trading will be the same as those for the holders of H Shares of the Company.

General Information

Should the H-share holders of the Company have any doubt in relation to the aforesaid arrangements, they are recommended to consult their tax advisors for relevant tax impact in Mainland China, Hong Kong and other countries (regions) on holding and disposal of the A Shares and/or H shares of the Company.

Investors should note that the Company has no obligations and will not be responsible for confirming the identities of any shareholders. The Company will withhold the relevant income tax according to the relevant regulatory requirements of tax authorities, based on the information contained in the register of members on the record date.

The 2017 Final Dividend at RMB0.10 (tax inclusive) for each ordinary share of the Company after deduction of the relevant income tax and in Hong Kong dollars is expected to be sent to holders of H Shares whose names appeared on the H Share register of members of the Company on the record date of 16 May 2018 by ordinary post at their own risk or, if applicable, by direct transfer to relevant holders of H shares at their designated bank account, on or before 17 July 2018. The exchange rate for dividend paid in Hong Kong dollars was HKD1 to RMB0.8359.

By Order of the Board Huaneng Power International, Inc. Huang Chaoquan Company Secretary

As at the date of this notice, the directors of the Company are:

Cao Peixi (Executive Director)	Yue Heng (Independent Non-executive Director)
Liu Guoyue (Executive Director)	Xu Mengzhou (Independent Non-executive Director)
Huang Jian (Non-executive Director)	Liu Jizhen (Independent Non-executive Director)
Wang Yongxiang (Executive Director)	Xu Haifeng (Independent Non-executive Director)
Mi Dabin (Non-executive Director)	Zhang Xianzhi (Independent Non-executive Director)
Guo Hongbo (Non-executive Director)
Cheng Heng (Non-executive Director)
Lin Chong (Non-executive Director)

Beijing, the PRC
 4 May 2018

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By /s/ Huang Chaoquan

Name: Huang Chaoquan
Title: Company Secretary

Date:  May 4, 2018